 Exhibit 99.1

IHS Towers Announce Renewals and Extensions on all MTN Nigeria Tower Master Lease Agreements

Renewals Cover Approximately 13,500 Tenancies Through to End of 2032

Reaffirms Long-Term Partnership with MTN and Criticality of IHS Infrastructure in Enabling Mobile Connectivity

August 7, 2024, London: IHS in Nigeria, a subsidiary of IHS Holding Limited (NYSE:IHS) ("IHS Towers"), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, and MTN Nigeria (NGX:MTNN), a subsidiary of Africa’s largest mobile network operator MTN Group (JSE:MTN), today announced an agreement to renew and extend all Nigerian tower Master Lease Agreements until December 2032, covering approximately 13,500 tenancy contracts.

With regards to the approximately 2,500 MTN Nigeria tenancies that had been due to expire at the end of 2024 and in 2025, under the new terms IHS Towers will renew 1,430 tenancies (including new colocations).

The renewed and extended contracts include new financial terms that provide what the parties believe to be a more sustainable split between local and foreign currency, as well as a new diesel-linked component. The arrangement is testament to the criticality of IHS Towers’ infrastructure and the strong operational links between IHS Towers and MTN, Nigeria’s largest mobile network operator, with approximately 79 million subscribers.

Under the new terms, there is a USD component that will continue to benefit from annual escalators linked to US Consumer Price Index, a NGN component that will benefit from escalators linked to Nigerian Consumer Price Index, and a new component indexed to the cost of providing diesel power, introduced to act as a hedge against diesel prices and FX fluctuations.

This marks a significant milestone for IHS Towers as it has now completed the renewal of all tower MLA’s in Nigeria, a testament to the deepened relationship between the two companies.

Sam Darwish, Chairman & CEO, IHS Towers, said, “We are delighted to announce the renewal and extension of our agreement with our largest customer, MTN Nigeria. This marks a significant milestone for IHS Towers as it has completed the renewal of all tower MLA’s in Nigeria, a testament to the deepened relationship between the two companies. We are cognizant of the challenges faced in emerging markets and are proud to extend our relationship into the next decade, working together to navigate global and local macro conditions while broadening mobile connectivity in Nigeria through our critical infrastructure.”

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and  is solely focused on the emerging markets. The Company has nearly 40,000 towers across its 10 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: https://www.ihstowers.com

Cautionary statements

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, business strategy, plans, market growth, position and our objectives for future operations, our ability to maintain relationships with customers and continue to renew customer lease agreements, the potential benefit of the terms of such renewals, the ongoing impact of currency and exchange rate fluctuations, and the impact (illustrative or otherwise) of the new agreements with MTN Nigeria (including certain rebased fee components) on our financial results. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: we may not successfully execute our business strategy and operating plans or manage our growth; competition in the tower infrastructure industry could have a material and adverse effect on our business; we may become party to disputes and legal, tax and regulatory proceedings or actions; and increased costs and obligations incurred as a result of operating as a public company; and the other important factors discussed in the section titled “Risk Factors” in IHS Towers’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023.The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this press release are provided for convenience only, and their content is not incorporated by reference into this press release.

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